SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

LUMENIS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.85; and
Ordinary B Shares, par value NIS 0.85

(Title of Class of Securities)

M6778Q 113
M6778Q 121

(CUSIP Number)

Harel Beit-On
Ackerstein Towers, Building D
12 Abba Eban Ave.
Hertzliya, 4672530, Israel
972-9-972-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. M6778Q 113, M6778Q 121
1.	NAMES OF REPORTING PERSONS Viola-LM Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,023,478 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,023,478 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,023,478 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes 318,851 shares underlying currently exercisable warrants. See also Item 5.

(2)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 ordinary shares, par value NIS 0.85 per share (“Ordinary Shares”), and 9,474,326 ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares”), as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2014 (the “2013 Form 20-F”).

CUSIP No. M6778Q 113, M6778Q 121
1.	NAMES OF REPORTING PERSONS LM (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,247,751(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,247,751(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,247,751(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)
Includes (i) 318,851 shares underlying currently exercisable warrants held by Viola-LM Partners L.P., and (ii) 224,273 shares underlying currently exercisable options held by Mr. Beit-On in trust for the benefit of the Reporting Person. See Item 5.

(2)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

CUSIP No. M6778Q 113, M6778Q 121
1.	NAMES OF REPORTING PERSONS Shlomo Dovrat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,249,737(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,249,737(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,249,737(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (i) 318,851 shares underlying currently exercisable warrants held by Viola-LM Partners L.P., (ii) 224,273 shares underlying currently exercisable options held by Mr. Beit-On in trust for the benefit of LM (GP) L.P., and (iii) 1,986 shares held by the estate of the late Mr. Aharon Dovrat, the father of the Reporting Person, with respect to which the Reporting Person possesses shared voting and investment power. See Item 5.

(2)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

CUSIP No. M6778Q 113, M6778Q 121
1.	NAMES OF REPORTING PERSONS Harel Beit-On
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,247,751 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,247,751 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,247,751(1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(3)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (i) 318,851 shares underlying currently exercisable warrants held by Viola-LM Partners L.P., and (ii) 224,273 shares underlying currently exercisable options held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)	Does not include 1,720 shares held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess voting or dispositive power.

(3)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

CUSIP No. M6778Q 113, M6778Q 121
1.	NAMES OF REPORTING PERSONS Avi Zeevi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,247,751(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,247,751(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,247,751(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (i) 318,851 shares underlying currently exercisable warrants held by Viola-LM Partners L.P., and (ii) 224,273 shares underlying currently exercisable options held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

CUSIP No. M6778Q 113, M6778Q 121
1.	NAMES OF REPORTING PERSONS Eylon Penchas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,247,751 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,247,751 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,247,751 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Includes (i) 318,851 shares underlying currently exercisable warrants held by Viola-LM Partners L.P., and (ii) 224,273 shares underlying currently exercisable options held by Mr. Beit-On in trust for the benefit of LM (GP) L.P. See Item 5.

(2)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

Item 1.    Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 thereto filed on April 1, 2009 (“Amendment No. 1”),  Amendment No. 2 thereto filed on July 20, 2009 (“Amendment No. 2”) and Amendment No. 3 thereto filed on March 12, 2012 (“Amendment No. 3”), relates to the ordinary shares, par value NIS 0.85 per share (“Ordinary Shares”), and ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares”, and collectively with the Ordinary Shares, the “Shares”), of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel.

This Amendment No. 4 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report a change in their beneficial ownership due to the sale by Viola- LM Partners (as defined in Item 2 below), on March 26, 2014, of 422,188 Ordinary B Shares.  The sale was effected to underwriters that had exercised their option to purchase additional Ordinary B Shares from selling shareholders pursuant to that certain underwriting agreement, dated February 27, 2014 (the “Underwriting Agreement”), by and among the Issuer, Viola- LM Partners and other selling shareholders, and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the underwriters for the public offering of the Issuer’s Ordinary B Shares (the “Offering”).

Except as set forth in this Amendment No. 4, all information included in the Original Statement, as modified by Amendments No. 1, 2 and 3, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, 2 and 3.

Item 2.    Identity and Background.

This Amendment No. 4 is being filed by each of: (i) Viola- LM Partners L.P., a Cayman Islands exempted limited partnership (“Viola- LM Partners”), (ii) LM (GP) L.P., an Israeli limited partnership (“LM GP”), which serves as the managing general partner of Viola- LM Partners; (iii) Shlomo Dovrat, (iv) Harel Beit-On, (v) Avi Zeevi and (vi) Eylon Penchas (collectively, the “Reporting Persons”).

As described in the Original Statement and Amendment No. 1, LM (GP) Company Ltd., an Israeli limited liability company, serves as the general partner of LM (GP).  ATL 3 L.P., an Israeli limited partnership, and A.S. Dovrat Management Ltd., an Israeli limited liability company, hold approximately 69.3% and 29.7%, respectively, of the issued and outstanding share capital of LM (GP) Company Ltd.  Messrs. Harel Beit-On and Eylon Penchas are directors of LM (GP) Company Ltd., and, together with Messrs. Shlomo Dovrat and Avi Zeevi, hold, directly or indirectly, all of the issued and outstanding share capital of LM (GP) Company Ltd.  ATL Management Ltd. is the general partner of ATL 3 L.P.  The directors and executive officers of ATL Management Ltd. are Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi.  Mr. Shlomo Dovrat holds in the aggregate all of the issued and outstanding share capital of A.S. Dovrat Management Ltd.

The following identity and background information is presented with respect to each of Viola- LM Partners, LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd., and ATL Management Ltd. (collectively, the “Reporting Entities”):

(a)           State of Organization: Viola- LM Partners- Cayman Islands; each of LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd. and ATL Management Ltd.– Israel.

(b)           Principal Business: Viola- LM Partners, LM (GP) and LM (GP) Company Ltd. were organized for the purpose of acquiring and holding Shares of the Issuer.  ATL 3 L.P. is an investment management partnership.  Each of A.S. Dovrat Management Ltd. and ATL Management Ltd. is an investment management company.

(c)           Address of Principal Business and Principal Office: 12 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to each of Shlomo Dovrat, Harel Beit-On, Avi Zeevi and Eylon Penchas (collectively, the “Reporting Individuals”):

(a)           Business Address: 12 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

(b)           Present Principal Occupation: Business person.

(c)           Criminal Proceedings:  During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

(d)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)           Citizenship: Israel

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.   Purpose of Transaction.

Except as set forth herein, as of the filing of this Amendment No. 4, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Shares, or the disposition of Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary B Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing the Ordinary Shares or Ordinary B Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; (i) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; or (j) any action similar to any of those enumerated above.

The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares or Ordinary B Shares of the Issuer, either in the open market or in privately negotiated transactions.

Item 5.    Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 4 are made on the basis of 35,241,512 outstanding shares of the Issuer outstanding as of March 20, 2014, which consist of 25,767,186 Ordinary Shares and 9,474,326 Ordinary B Shares (as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2014 (the “2013 Form 20-F”)).  As described in the 2013 Form 20-F, holders of Ordinary Shares and Ordinary B Shares have identical rights, and all outstanding Ordinary Shares will automatically be reclassified as Ordinary B Shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the Underwriting Agreement (as may be extended by up to 33 days under certain circumstances), or (y) partially, on a pro rata basis among holders of Ordinary Shares, based on a determination of the Issuer’s board of directors (after consultation with the underwriters for the Offering) during that 181 day period. Because of the identical rights associated with these two classes of Shares and the proportional manner in which all Ordinary Shares will be automatically reclassified as Ordinary B Shares, beneficial ownership information is presented herein on an aggregate basis for all Shares (Ordinary and Ordinary B).

(a)           (i)           Viola- LM Partners may be deemed to beneficially own 13,023,478 Shares of the Issuer, representing approximately 36.6% of the issued and outstanding share capital of the Issuer, of which 12,704,627 are actual Shares held by Viola- LM Partners and 318,851 Shares represent Shares issuable upon the exercise of warrants held by Viola- LM Partners, all of which are currently exercisable.  Viola- LM Partners possesses sole power to vote and dispose of all such Shares.  Viola- LM Partners does not share the power to vote, direct the vote, dispose or direct the disposition of any Shares of the Issuer.

(ii)           LM GP may be deemed to beneficially own 13,247,751 Shares of the Issuer, representing approximately 37.0% of the issued and outstanding share capital of the Issuer.  Such Shares include: (x) the 12,704,627 Shares held by Viola- LM Partners and the 318,851 Shares issuable upon the exercise of warrants held by Viola- LM Partners, for which LM GP shares voting and dispositive power in its role as managing general partner of Viola- LM Partners; and (y) 224,273 Shares underlying options that are currently exercisable, which options are held in trust for the benefit of LM GP by Harel Beit-On, and with respect to which LM GP shares voting and dispositive power.

(iii)           Harel Beit-On may be deemed to beneficially own 13,247,751Shares of the Issuer, representing approximately 37.0% of the issued and outstanding share capital of the Issuer.  Such Shares include 12,704,627 Shares, and 318,851 additional Shares issuable upon the exercise of currently-exercisable warrants, held by Viola- LM Partners, with respect to which Mr. Beit-On indirectly possesses shared voting and dispositive power by virtue of his role as a director and an equity owner of LM (GP) Company Ltd., and as a director and executive officer of ATL Management Ltd. The Shares beneficially owned by Mr. Beit-On furthermore include 224,273 Shares issuable upon exercise of currently-exercisable options that are held by Mr. Beit-On in trust for the benefit of LM (GP), with respect to which Mr. Beit-On shares voting and dispositive power. The foregoing groups of Shares with respect to which Mr. Beit-On shares beneficial ownership do not include an additional 1,720 Shares, which are held in trust for the benefit of Mr. Beit-On and his family members, over which Mr. Beit-On does not possess any voting or dispositive power.  Mr. Beit-On disclaims beneficial ownership of all of the foregoing groups of Shares except to the extent of his pecuniary interest therein.

(iv)          Each of Avi Zeevi and Eylon Penchas may be deemed to beneficially own 13,247,751 Shares of the Issuer, representing approximately 37.0% of the issued and outstanding share capital of the Issuer.  Such Shares include: (x) the 12,704,627 Shares, and 318,851 additional Shares issuable upon the exercise of warrants, held by Viola- LM Partners, for which each such individual shares voting and dispositive power due to his indirect role in the ownership and management of Viola- LM Partners; and (y) 224,273 Shares underlying currently exercisable options, which options are currently held in trust for the benefit of LM GP by Harel Beit-On, for which each such individual shares voting and dispositive power due to his indirect role in the ownership and management of LM GP.  Each of Avi Zeevi and Eylon Penchas disclaims beneficial ownership of all such Shares except to the extent of his pecuniary interest therein.

(v)           Shlomo Dovrat may be deemed to beneficially own 13,249,737 Shares of the Issuer, representing approximately 37.0% of the issued and outstanding share capital of the Issuer. Such Shares include: (x) the 12,704,627 Shares held by Viola- LM Partners and the 318,851 Shares issuable upon the exercise of warrants held by Viola- LM Partners, for which Mr. Dovrat shares voting and dispositive power due to his indirect role in the ownership and management of Viola- LM Partners; (y) 224,273 Shares underlying currently exercisable options, which options are currently held in trust for the benefit of LM GP by Harel Beit-On, for which Mr. Dovrat shares voting and dispositive power due to his indirect role in the ownership and management of LM GP; and (z) 1,986 Shares that are held by the estate of the late Mr. Aharon Dovrat, the father of Shlomo Dovrat, with respect to which Shlomo Dovrat possesses shared voting and investment power.  Shlomo Dovrat disclaims beneficial ownership of all such Shares except to the extent of his pecuniary interest therein.

Except for the foregoing, the Reporting Persons and the other entities identified in Item 2 do not possess any beneficial ownership in any of the Issuer’s Shares described in this Amendment No. 4.

(b)           The Reporting Persons possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Shares as described in paragraph (a) above.

(c)           Other than the sale by Viola- LM Partners of 422,188 Ordinary B Shares in the Offering, as described in Item 1 of this Amendment No. 4, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Tag-Along Agreement and the Registration Rights Agreement set forth in Amendment No. 2 are incorporated by reference herein.

On February 24, 2014, Viola- LM Partners, Ofer Hi-Tech (now known as XT Hi-Tech Investments (1992) Ltd.) and the other investors party to the Registration Rights Agreement entered into Amendment No. 2 to the Registration Rights Agreement with the Issuer, pursuant to which, among other things, the definition of the “Registrable Securities” entitled to registration rights under the Registration Rights Agreement was revised to include Ordinary B Shares and exclude Ordinary Shares.

Other than as described immediately above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Tag Along Agreement, dated as of June 28, 2009, by and among Viola- LM Partners and the Bank (incorporated by reference to Exhibit 1 to Amendment No. 2, filed on July 20, 2009).

Exhibit 2 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014, by and among the Issuer, LM Partners L.P. (now known as Viola-LM Partners L.P.), Ofer Hi-Tech (now known as XT Hi-Tech Investments (1992) Ltd.), the other investors identified on Schedule I thereto and the Bank (incorporated by reference to Exhibit 4.20 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014).

Exhibit 3 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Viola- LM Partners L.P.
By:  LM (GP) L.P.
Its general partner

By: LM (GP) Company Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Eylon Penchas
Name: Eylon Penchas

LM (GP) L.P.
By: LM (GP) Company Ltd.
Its general partner

By: /s/ Harel Beit-On
Name: Harel Beit-On

By: /s/ Eylon Penchas
Name: Eylon Penchas

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

/s/ Eylon Penchas
Eylon Penchas

Dated: May 20, 2014